Exhibit 99.1

Media Release

November 26, 2013

TELUS closes $800 million of debt offerings

Vancouver, B.C. – TELUS announced today it has successfully closed its previously announced offering of $800 million in senior unsecured notes in two tenors – $400 million of 7-year Notes with a 3.60 per cent interest rate, Series CM, maturing on January 26, 2021 and $400 million of 30-year Notes with a 5.15 per cent interest rate, Series CN, maturing on November 26, 2043.

The net proceeds will be used to repay outstanding commercial paper, if regulatory approval is obtained, to fund the acquisition of 100 per cent of Public Mobile Inc. (a Canadian mobile carrier), and the balance for other general corporate purposes.

The offering was made pursuant to a prospectus supplement dated November 21, 2013 to TELUS’ short form base shelf prospectus dated November 15, 2013 filed with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or U.S. securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from CIBC World Markets Inc., Debt Capital Markets, 161 Bay Street, 5th floor, Toronto Ontario, M5J 2S8 c/o Scott Burrows, telephone 416-956-3049 or e-mail scott.burrows@cibc.com.

Forward Looking Statements

This media release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, and are therefore subject to risks and uncertainties which could cause actual amounts, results, performance or achievements to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS’ reports, public disclosure documents, including TELUS’ Management’s discussion and analysis and Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $11.3 billion of annual revenue and 13.3 million customer connections including 7.8 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 776,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 697-8107

ir@TELUS.com

Chris Gerritsen

TELUS Media Relations

403-808-9591

Chris.Gerritsen@TELUS.com

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